Exhibit 21

NeuLion has the following subsidiaries, all of which are wholly owned (directly or indirectly):

Name of Subsidiary	State or Country of Incorporation	Name Under Which Subsidiary Does Business

Cycling Television Limited	United Kingdom	CyclingTV

JumpTV International FZ LLC	United Arab Emirates	JumpTV

JumpTV USA Inc.	Delaware	JumpTV

JumpTV USA Holdco, Inc.	Delaware	JumpTV

Sport International Group, LLC	Delaware	Inactive

Deportes Ya, S.A.	Argentina	Inactive

NeuLion USA, Inc.	Delaware	NeuLion USA

NeuLion China Co., Ltd.	China	NeuLion China

TV-Desi, Inc.	Delaware	TV-Desi

Talfazat, LLC	Delaware	NeuLion USA

Interactive Netcasting Systems Inc.	Canada	INSINC